

August 31, 2021

Katherine J. Ryan
Vice President, Chief Legal Counsel and Corporate Secretary
Penn Virginia Corporation
16285 Park Ten Place, Suite 500
Houston, Texas 77084

> **Re: Penn Virginia Corporation**
> **Registration Statement on Form S-4**
> **Filed August 23, 2021**
> **File No. 333-259017**

Dear Ms. Ryan:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kevin Dougherty at (202) 551-3271 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Anne G. Peetz